December 9, 1998
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  The Connecticut Light and Power Company
          (CIK - 0000023426; CCC - sfz5k$sy)
          Certificate of Notification on Form U-6B-2
          File Number 040-00403

Ladies and Gentlemen:

     Enclosed herewith for filing via EDGAR is the Certificate of Notification on Form U-6B-2 of The Connecticut Light and Power Company (the "Company") with respect to modifications to the transactions referred to in the Company's Forms U-6B-2 filed on May 22, 1996, January 31, 1997, and January 21, 1998.

                    Sincerely,


                                   /s/ Richard J. Wasserman
                                   Day, Berry & Howard LLP
                                   CityPlace I
                                   Hartford, CT 06103-3499
                                   (860) 275-0142 - direct
                                   (860) 275-0343 - fax
                                   rjwasserman@dbh.com
Enclosure
cc (w/enc.):Randy A. Shoop
          Denis G. Downing
          Jeffrey C. Miller, Esq.
          Jane P. Seidl, Esq.
          Leonard Rodriguez, Esq.
          Flossie K.S. Davis, Esq.
          Barbara A. Lewis

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-6B-2

                          Certificate of Notification
                                       of
                    The Connecticut Light and Power Company
           with respect to Financing of Pollution Control Facilities

     Certificate is filed by:  The Connecticut Light and Power Company (the
                                  "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     Reference is made to File Number 040-00403 and the Company's Forms U-6B-2 filed on May 22, 1996, January 31, 1997, and January 21, 1998 (the "Original Forms") describing the transactions entered into on May 21, 1996, January 23, 1997, and January 21, 1998. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

1. Type of the security or securities: See Original Forms for general description. On December 9, 1998, the Company, Societe Generale, New York Branch (the "Standby Bank"), and State Street Bank and Trust Company, as successor trustee (the "Trustee"), entered into Amendment No. 2 dated December 9, 1998 ("Amendment No. 2") to the Standby Bond Purchase Agreement dated January 23, 1997, as amended, among the Company, the Standby Bank, and the Trustee. Pursuant to Amendment No. 2, the expiration date of the liquidity facility issued by the Standby Bank in support of the Bonds was extended from January 19, 1999 to December 7, 1999.

2 through 15.  See Original Forms.

               THE CONNECTICUT LIGHT AND POWER COMPANY


               By_________________________/s/Richard J. Wasserman
               Richard J. Wasserman
               For Day, Berry & Howard LLP
               CityPlace I
               Hartford, CT 06103-3499
               Its Attorney

Date: December 9, 1998